FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarter ended April 30, 2004

Commission File No. 000-29512

Barbeques Galore Limited

ABN 92 008 577 759

327 Chisholm Road, Auburn, New South Wales, 2144, Australia

Registrant’s telephone number, including area code 61-2-9704-4177

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

For the Quarter Ended April 30, 2004

FINANCIAL INFORMATION

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In A$ thousands, except share data

ITEM 1. Financial Statements.

	April 30, 2004	January 31, 2004
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,002	$3,521
Accounts receivable, net of allowance of $288 at April 30, 2004 and $250 at January 31, 2004	14,326	14,177
Receivables from affliliates	1,880	1,880
Inventories (note 2)	58,050	54,835
Deferred income taxes	3,203	2,400
Prepaid expenses and other current assets	2,396	994

Total current assets	85,857	77,807

Non-current assets:
Receivables from affiliates	1,250	1,250
Property, plant and equipment, net of accumulated depreciation of $36,731 at April 30, 2004 and $35,443 at January 31, 2004	23,136	22,577
Goodwill, net of accumulated amortization of $482 at April 30, 2004 and $478 at January 31, 2004	1,092	1,096
Deferred income taxes	3,264	3,176
Other non-current assets	273	255

Total assets	$114,872	$106,161

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	31,246	29,910
Payables to related parties	68	90
Current portion of obligations under capital leases	1,197	1,782
Income tax payable	—	310

Total current liabilities	32,511	32,092

Non-current liabilities:
Long-term debt	29,890	21,962
Obligations under capital leases, excluding current portion	2,486	2,151
Other long-term liabilities	113	113

Total liabilities	65,000	56,318

Shareholders’ equity:
Ordinary shares, no par value – authorized 27,437,853 shares; 4,541,652 issued shares; 4,116,652 outstanding shares	40,733	40,733
Accumulated other comprehensive (loss)	(3,673)	(5,337)
Retained earnings	15,008	16,643

	52,068	52,039
Less: Treasury stock at cost – 425,000 Ordinary shares	(2,196)	(2,196)

Total shareholders’ equity	49,872	49,843

Total liabilities and shareholders’ equity	$114,872	$106,161

See accompanying Notes to Condensed Consolidated Financial Statements

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND OTHER COMPREHENSIVE INCOME (LOSS)

In A$ thousands, except share and per share data

	Three Months Ended April 30, 2004	Three Months Ended April 30, 2003
	(Unaudited)
Net sales	$57,823	$58,494
Cost of goods sold, warehouse, distribution and occupancy costs	40,995	43,797

Gross profit	16,828	14,697
Selling, general and administrative expenses	18,971	19,269
Store pre-opening costs	98	—
Relocation and closure (gains) costs	(99)	4,058
Other expense	—	315

Operating (loss)	(2,142)	(8,945)
Equity in income of affiliates	—	183
Interest expense	459	487

(Loss) before income tax	(2,601)	(9,249)
Income tax (benefit)	(966)	(2,801)

Net (loss)	(1,635)	(6,448)
Other comprehensive income (loss)	1,664	(1,986)

Net income (loss) after other comprehensive income (loss)	$29	$(8,434)

Basic (loss) per share	$(0.40)	$(1.57)

Diluted (loss) per share	$(0.40)	$(1.57)

Weighted average shares outstanding (in thousands)
– Basic	4,117	4,117

– Diluted	4,117	4,117

See accompanying Notes to Condensed Consolidated Financial Statements

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In A$ thousands

	Three Months Ended April 30, 2004	Three Months Ended April 30, 2003
	(Unaudited)
Cash flows from operating activities:
Net (loss)	$(1,635)	$(6,448)
Non-cash charges, net	352	2,268
Changes in operating assets and liabilities:
Receivables and prepaid expenses	(1,357)	(1,731)
Inventories	(1,677)	(3,975)
Other assets	(6)	12
Accounts payable and accrued liabilities	371	3,517

Net cash (used in) operating activities	(3,952)	(6,357)

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	9	27
Capital expenditures	(1,119)	(462)

Net cash (used in) investing activities	(1,110)	(435)

Cash flows from financing activities:
Repayment of long-term debt	—	—
Proceeds from long-term debt	14,000	7,444
Loans repayments (paid)	(6,072)	(7)
Principal payments under capital leases	(684)	(647)

Net cash provided by financing activities	7,244	6,790

Net increase (decrease) in cash and cash equivalents	2,182	(2)

Cash and cash equivalents at beginning of period	3,521	38

Effects of exchange rate fluctuations	299	—

Cash and cash equivalents at end of period	$6,002	$36

Supplemental disclosure of cash flow information:

Income taxes paid	$332	$679

Interest paid	$438	$477

See accompanying Notes to Condensed Consolidated Financial Statements

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial information and Rule 10-01 of Regulation S-X of the Securities and Exchange Commission (“Commission”).

As a result, the information contained in these unaudited consolidated financial statements and footnotes is condensed from that which would appear in annual consolidated financial statements and does not contain all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the fiscal year ended January 31, 2004, filed by Barbeques Galore Limited (the “Company”) with the Commission on April 30, 2004. In the opinion of management, the unaudited condensed consolidated financial statements as of April 30, 2004 and for the three months ended April 30, 2004 and 2003 include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

2. Inventories

The major classes of inventories are as follows:

	April 30, 2004	January 31, 2004
In A$ thousands	(Unaudited)
Finished goods	$55,174	$51,779
Work in progress	1,350	1,356
Raw materials	1,900	2,068

	58,424	55,203
Less: Reserve for obsolescence	(374)	(368)

	$58,050	$54,835

3. (Loss) per Share

Basic (loss) per share is computed by dividing net (loss) available to ordinary shareholders by the weighted average number of ordinary shares. Diluted (loss) per share is computed by dividing net (loss) available to ordinary shareholders by the weighted average of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, the Company uses the treasury stock method. For the three months ended April 30, 2004 and 2003, ordinary share equivalents have not been considered since they are anti-dilutive.

4. Recently Adopted Accounting Standards

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (“Statement 143”). Statement 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under Statement 143, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. Statement 143 was adopted as of February 1, 2003 with no material impact on the Company’s results of operations, financial position or liquidity.

In August 2001, the FASB issued Statement 144, which addresses financial accounting and reporting for the impairment of long-lived assets and which will supersede Statement 121 with respect to the accounting for the impairment or disposal of long-lived assets and Accounting Principles Board Opinion No. 30 (“Opinion 30”) for the disposal of a segment of a business. Statements 144 retains the requirements of Statement 121 to:

(a)	recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows; and

(b)	measure an impairment loss as the difference between the carrying amount and fair value of the asset.

Statement 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of. Statement 144 retains the basic provisions for Opinion 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity rather than a segment of a business. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of, is presented as a discontinued operations if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realizable value basis and future operating losses are no longer recognized before they occur.

Statement 144 was effective for the Company as of February 1, 2002 and did not have a material impact on its results of operations, financial position or liquidity.

In July 2002 the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“Statement 146”) which is based on the general principle that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initially measured at fair value. Statement 146 applies to costs associated with:

(a)	an exit activity that does not involve an entity newly acquired in a business combination; or

(b)	a disposal activity within the scope of Statement 144.

These costs include certain termination benefits, costs to terminate a contract that is not a capital lease and other associated costs to consolidate facilities or relocate employees. The provisions of this statement have been applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002 the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) which addresses the disclosures to be made by a guarantor in its annual financial statements in connection with its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002.

The Company adopted the disclosure requirements of FIN 45 and will apply the recognition and measurement provisions for all material guarantees entered into or modified in periods beginning after January 1, 2003. The impact of FIN 45 did not have an impact on the Company’s consolidated financial statements. The Company guarantees one franchised store lease which has been accounted for pursuant to FIN 45.

In December 2002 the FASB issued Statement No. 148 (“Statement 148”), “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123”. Statement 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” (“Statement 123”) to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to require prominent disclosure in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. The adoption of Statement 148 did not have any impact on the Company’s financial position or results of operations.

5. Recently Issued Accounting Standards

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51” and which was subsequently revised in December 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and requires companies to evaluate whether they have controlling financial interests in entities through means other than voting rights and accordingly should consolidate the entities. FIN 46 is immediately applicable for variable interest entities created after January 31, 2003 and applies to fiscal periods ended April 30, 2004 for variable interest entities acquired prior to February 1, 2003. The Company has evaluated the conditions relating to the application of FIN 46 and is satisfied that it is not the primary beneficiary in any variable interest entities. Accordingly, the adoption of FIN 46 had no impact on the Company’s financial position or results of operations.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The adoption of SFAS 149 did not have a significant impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity”. SFAS 150 changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003. The effect of adopting SFAS 150 will be recognized as a cumulative effect on an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. SFAS 150 did not have any impact on the Company’s financial position or results of operations.

6. Segments and Related Information

The Company is engaged in the retail industry and operates through stores located in two geographic segments, Australia and the United States.

The Company measures the performance of its operating segments based on gross profit and operating (loss), which is defined as (loss) before equity in income of affiliates, interest expense, other expense and income tax (benefit). In addition, the operating income of the United States does not include all the income attributable to it for product manufactured and purchased for the United States by the Australian subsidiaries.

Summarized financial information concerning the Company’s reportable segments is as follows:

	Australia	United States	Total
		(in A$ thousands)
Three Months to April 30, 2004
Revenues from external customers	$24,232	$33,591	$57,823

Gross profit	$6,359	$10,469	$16,828

Operating (loss)	$(1,735)	$(407)	$(2,142)

Depreciation and amortization	$768	$539	$1,307

Capital expenditures	$244	$875	$1,119

Total assets	$64,762	$50,110	$114,872

Three Months to April 30, 2003
Revenues from external customers	$22,844	$35,650	$58,494

Gross profit	$5,236	$9,461	$14,697

Operating (loss)	$(2,757)	$(1,870)	$(4,627)

Depreciation and amortization	$994	$706	$1,700

Capital expenditures	$197	$265	$462

Total assets	$63,243	$57,247	$120,490

7. Share Option Plan

The Company applies the intrinsic-value-based method of Accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. FASB Statement No. 123, Accounting for Stock-Based Compensation and FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above and has adopted only the disclosure requirements of Statement 123, as amended. The following table illustrates the effect on the net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Three Months Ended April 30, 2004	Three Months Ended April 30, 2003
	(Unaudited)
	(In A$ thousands except per share data)
Net (loss)
As reported	$(1,635)	$(6,448)

Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(103)	(66)

Pro-forma	$(1,738)	$(6,514)

Basic (loss) per share
As reported	$(0.40)	$(1.57)
Pro-forma	$(0.42)	$(1.58)

Diluted (loss) per share
As reported	$(0.40)	$(1.57)
Pro-forma	$(0.42)	$(1.58)

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This information should be read in conjunction with the condensed consolidated financial statements and the notes thereto included in Item 1 of Part 1 of this Quarterly Report and the audited consolidated financial statements and notes thereto and the Operating and Financial Review and Prospects contained in the Company’s 2004 Annual Report on Form 20-F.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties. These statements relate to our future prospects, developments and business strategies and are based on analyses of forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and similar terms and phrases, including references to assumptions. Specifically, without limitation, statements relating to our:

(1) identification of new areas for growth in our United States store base;

(2) expansion of product range to include other backyard products; and

(3) intent to strengthen alliances with overseas manufacturers are forward-looking statements within the meaning of the Safe Harbor of above-mentioned laws. These statements are based on management’s current expectations and are subject to certain risks and uncertainties.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” within this section and elsewhere in the Company’s Annual Report on Form 20-F (File No. 000-29512) for the fiscal year ended January 31, 2004, filed with the Commission on April 30, 2004. Factors that could cause or contribute to such differences include those discussed herein as well as those included in the documents that the Company files from time to time with the Commission. Unless the context requires otherwise, references to “Barbeques Galore,” “we,” “our,” “us” and similar terms refer to Barbeques Galore Limited and its consolidated subsidiaries.

Overview

We believe we are the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, having regard to the number of stores and sales volume. We also base this belief on our years of experience in the barbecue retail industry as well as our contacts with other industry retailers, suppliers and trade associations. We opened our first store in Sydney, Australia in 1977 and our first U.S. store in Los Angeles, in 1980. Our stores carry a wide assortment of barbecues and related accessories, displayed in a format that emphasizes social activities and healthy outdoor lifestyles in addition to a comprehensive line of fireplace products and certain backyard products and, in Australia, home heating products, outdoor furniture, limited camping and backyard products. As of April 30, 2004, we owned and operated 40 stores in all six states in Australia, as well as one wood heating outlet in Tasmania, Australia and 64 stores (including two U.S. Military concession stores), in ten states in the United States. In addition, as of such date, there were 49 licensed stores in Australia and nine franchised stores in the United States, all of which operate under the “Barbeques Galore” name.

We derive our revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. For the three months ended April 30, 2004, these categories represented 28.7%, 58.1%, 6.5% and 6.5% respectively, of our net sales for such period, representing a 10.1%, (5.8)%, 19.1% and (18.6%) increase (decrease) over their respective net sales levels for the three months ended April 30, 2003.

Critical Accounting Policies

In response to the Securities and Exchange Commission’s (“SEC”) Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”, and Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operation”, respectively, we have identified the critical accounting policies that are most important to the portrayal of our financial condition and results of operations. The policies set forth below require management’s most subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Impairment of Identifiable Long-Lived Assets

We assess the impairment of identifiable long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in our current business model. Exit or disposal activities initiated after December 31, 2002 are now governed by the application of Statement of Financial Accounting Standards No. 146 which requires that a liability be recorded only when incurred.

Inventory Reserves

In assessing the adequacy of our reserve for stock obsolescence, we make assumptions in relation to future demand and market conditions. If actual demand and market conditions are less favorable than those projected by management, additional inventory reserves may be required.

Results of Operations

The following table sets forth our unaudited consolidated operating results as a percentage of net sales for the three months ended April 30, 2004 and 2003. Given the degree of seasonality to which our business is subject, our quarterly results and comparisons of such quarterly results to prior years’ quarters are not necessarily indicative of future results.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended April 30, 2004	Three Months Ended April 30, 2003
	(Unaudited)
Net sales	100.0%	100.0%
Cost of goods sold, warehouse, distribution and occupancy costs	70.9	74.9

Gross profit	29.1	25.1
Selling, general and administrative expenses	32.8	32.9
Store pre-opening costs	0.2	0.0
Relocation and closure (gains) costs	(0.2)	7.0
Other expense	0.0	0.5

Operating (loss)	(3.7)	(15.3)
Equity in income of affiliates	0.0	0.3
Interest expense	0.8	0.8

Loss before income tax	(4.5)	(15.8)
Income tax (benefit)	(1.7)	(4.8)

Net (loss)	(2.8)%	(11.0)%

There has been no material impact of inflation and changing prices on our net sales and operating (loss) for the three months ended April 30, 2004 and 2003, respectively.

TABLE OF COMPARABLE STORE SALES

	Three months ended April 30,
	2004 versus 2003 % increase	2003 versus 2002% (decrease)
Australia (in A$ terms)	2.8	(1.6)
USA (in US$ terms)	19.2	(8.1)

Strategy

Our main focus is on Retail particularly in further developing our retail brand Barbeques Galore both in the United States and Australia.

Our unique retailing concept differentiates us from our competitors by:

(i)	offering an extensive selection of barbecues and related accessories to suit all consumer lifestyles, preferences and price points;

(ii)	offering certain heating products;

(iii)	in the case of Australia, expanding our product range to include outdoor furniture and backyard products;

(iv)	showcasing these products at convenient store locations with a shopping environment that promotes the backyard experience; and

(v)	providing exceptional customer service through well-trained sales associates who have in-depth knowledge of the products and understanding of customer needs.

In the United States we intend to grow our store base by ‘filling in’ existing markets and examining new markets based on an analysis of demographics and customer profiles which emanate from our existing stores and which will enable us to identify new areas for growth. Our marketing strategy will be centered around the print media.

In Australia, we enjoy a high level of retail brand awareness and will be seeking to further exploit that awareness by further expanding our product range to include a comprehensive range of patio furniture and other backyard products. We have re-merchandized our stores to encompass the backyard and they are supported by a marketing strategy “Good Times Galore” through both the print and electronic media.

Our aim is to be the “Category Killer” in the barbecue industry in the United States and in the “Backyard” generally, in Australia.

On the supply side, we will continue to develop proprietary products to keep us at the forefront of the industries in which we operate and strengthen our alliances with overseas manufacturers.

TABLE OF CONSOLIDATED STATEMENTS OF OPERATIONS IN A$’000

		Three months ended April 30,
	Notes	2004		2003		% change
		(Unaudited)
Net sales
- Australia		A$	24,232	A$	22,844	6.1
- USA			33,591		35,650	(5.8)

Total net sales	1,2		57,823		58,494	(1.1)
Cost of goods sold, warehouse, distribution and occupancy costs			40,995		43,797	6.4

Gross profit	3		16,828		14,697	14.5
Selling, general and administrative expenses	4		18,971		19,269	1.5
Store pre-opening costs			98		—	n/a
Relocation and closure (gains) costs	5		(99)		4,058	102.4
Other expense	6		—		315	100.0

Operating (loss)			(2,142)		(8,945)	(76.1)
Equity in income of affiliates	7		—		183	(100.0)
Interest expense	8		459		487	5.7

(Loss) before income tax	(2,601)		(9,249)		(71.9)
Income tax (benefit)	9		(966)		(2,801)	65.5

Net (loss)		A$	(1,635)	A$	(6,448)	(74.6)%

TABLE OF CONSOLIDATED STATEMENTS OF OPERATIONS IN US$’000

		Three months ended April 30,
	Notes	2004		2003		% change
		(Unaudited)
Net sales
- Australia		US$	18,346	US$	13,750	33.4
- USA			25,432		21,458	18.5

Total net sales	1,2		43,778		35,208	24.3
Cost of goods sold, warehouse, distribution and occupancy costs			31,037		26,361	(17.7)

Gross profit	3		12,741		8,847	44.0
Selling, general and administrative expenses	4		14,363		11,598	(23.8)
Store pre-opening costs			74		—	n/a
Relocation and closure (gains) costs	5		(75)		2,443	103.1
Other expense	6		—		190	100.0

Operating (loss)			(1,621)		(5,384)	(69.9)
Equity in income of affiliates	7		—		110	(100.0)
Interest expense	8		348		293	(18.8)

(Loss) before income tax			(1,969)		(5,567)	(64.6)
Income tax (benefit)			(731)		(1,686)	56.6

Net (loss)		US$	(1,238)	US$	(3,881)	(68.1)%

Notes

		Three months ended April 30,
		2004	2003	% change
1	Average exchange rate between
	A$ and US$	0.7571	0.6019	25.79

The information in US$ in the consolidated statements of operations is presented solely for the convenience of the reader. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into US$ at the rate indicated or at any other rate.

Three Months Ended April 30, 2004 (Unaudited) Compared to Three Months Ended April 30, 2003 (Unaudited)

2	Sales

The reduction in total net sales comprises:

•	a decrease of A$1.3 million in comparable store sales due primarily, to the effect of the strengthening in the average rate of exchange between the Australian dollar and the U.S. dollar and management’s decision to exit the camping business (see table on page 9 in relation to comparable store sales);

•	increases of A$0.8 million in sales from stores which did not form part of comparable store sales and A$0.6 million in sales to Australian licensees; and

•	a decrease of A$0.8 million in Australian wholesale sales pursuant to our strategic decision to scale back our wholesale barbecue business.

In the USA, sales increased in US$ terms due to the on-going positive consumer sentiment, favorable weather conditions and the impact of our advertising campaign which resulted in continuing sales growth in the barbecue category.

At the Australian retail level, a sales increase of A$2.0 million was recorded in the barbecue category due to promotional activity, warm weather conditions and increased market share. An increase of A$0.4 million was recorded in the patio heating category, a relatively new area. Sales in the camping category declined by A$0.9 million due to management’s decision to exit the camping business.

At the Australian licensee level, sales increased by A$0.4 million in the barbecue category, due to strong marketing and favorable weather conditions and by A$0.2 million in the furniture category with the introduction of an attractive purchase plan.

In the United States, we expanded and upgraded our existing Kearny Mesa store in San Diego to incorporate the new format for future U.S. stores. In Australia, new stores were opened in Hoppers Crossing, Victoria and in Marion, South Australia which also incorporate a new format.

3 Gross profit percentage

In the USA, gross profit percentage increased due predominantly to the reduction in the cost of goods from the importation of lower priced items now being sourced and manufactured in China and as a result of a change in sales mix. USA gross profit percentage was further enhanced by an increase in service revenue due to management’s focus on actively promoting our delivery and assembly services.

In Australia, gross profit percentage at the Retail level increased mainly due to:

•	strong sales at enhanced margins brought about by a shift in sales mix towards our key proprietary product lines and the importation of lower priced items now being sourced and manufactured in China; and

•	the impact of new sales pursuant to the introduction of outdoor gas heating as a new product range at above-average margins.

 This was partially offset by:

•	backyard inventory clearance sales; and

•	the on-going clearance of discontinued camping equipment.

In the Licensee division, gross profit percentage increased mainly due to sales at enhanced margins brought about by a shift in sales mix towards our key proprietary product lines and the importation of lower priced items now being sourced and manufactured in China.

 This was partially offset by:

•	backyard inventory clearance sales during category range improvement; and

•	the on-going clearance of discontinued camping equipment.

In the Wholesale division, gross profit percentage declined due to reduced margins pursuant to our strategic decision to scale back our wholesale barbecue business.

4 Selling, general and administrative expenses (“SGA”)

In the USA, SGA increased due to:

•	a planned increase in advertising and sales promotional expenses;

•	increased variable sales related expenses (commissions and sales promotion) resulting from increased sales; and

•	costs associated with the hiring of senior management at the corporate head office and the costs of service technicians and cashiers at store level.

At the Australian retail level, SGA increased due to:

•	increased payroll expenditure at existing stores, award pay increases and the impact of new stores; and

•	additional depreciation and amortization charges associated with new stores.

In the Wholesale division, SGA decreased due to the strategic decision outlined earlier and a favorable exchange rate movement.

5 Relocation and closure costs (gains) costs

The relocation and closure (gain) for the quarter ended April 30, 2004 comprises the loss of profits insurance payment received pursuant to the Keswick, Australia store fire on April 5, 2003.

During the comparable period in fiscal 2004, the relocation and closure costs arose in the main, from the A$3.98 million incurred in connection with the previously announced downsizing of our manufacturing operations in Sydney, Australia.

6 Other expense

The reduction in other expense relates to a provision of A$315,000 from a temporary worker’s physical damages claim which did not enjoy insurance cover as a result of our former insurance provider having been placed into liquidation as outlined on page 19. This claim was the subject of a successful court appeal by the Company and is now still open to an appeal by the opposing party.

7 Equity in income of affiliates

The reduction in equity in income of affiliates is as a result of the disposal to existing shareholders, of our equity interest in Bromic Pty Limited and Renegade Pty Limited trading as Supagas.

8 Interest

The reduction in interest expense comprises reductions primarily in the areas of interest paid on leasing and trade finance, offset by an increase in the cost of core funding.

9 Taxation

Our effective tax rate was 37.1% (benefit) for the three months ended April 30, 2004 as a result of using a linear rate of 30% for the taxing of Australian losses and 40% for the taxing of U.S.A. losses. During the comparable period in 2003, our effective tax rate was 30.3% (benefit) as a result of using a linear rate of 30% for the taxing of Australian losses, the exclusion from Australian taxation of equity in income of affiliates and the taxing of U.S.A. losses at the rate of 36%.

Liquidity and Capital Resources

We have historically financed our operations through cash flow from operations and bank borrowings. As of April 30, 2004, we had access to a facility with the Australian and New Zealand Banking Group Limited (“ANZ”), (the “ANZ Facility”), up to A$46.8 million comprising real property loans in principal amount of A$7.7 million (secured by registered first mortgages over our respective freehold properties) and overdraft, leasing, interchangeable commercial bill acceptance discount facilities and foreign currency and other facilities in principal amount of A$39.1 million. The ANZ Facility is secured by a first security interest over our present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility as defined in the paragraph below), in all our assets in the United States. The ANZ Facility is further guaranteed by each of our subsidiaries, including The Galore Group (USA), Inc. and Barbeques Galore, Inc. (referred to collectively as “Galore USA”).

All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, our performance and the normal terms and conditions, including financial covenants, applicable to bank lending. Historically, we have renegotiated our credit facilities on similar terms and conditions and, as we are able to roll-over bank bills (generally taken out for periods varying from approximately 30 to 90 days), the outstanding balance relating to bank bills and property loans is classified as a non-current liability.

Barbeques Galore Inc., our U.S. operating subsidiary, has access to a credit facility with Merrill Lynch Business Financial Services, Inc., (“Merrill Lynch”). As currently in effect, such facility comprises a revolving line of credit in aggregate principal amount of US$1.0 million (the “Merrill Lynch Facility”). Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rate plus 2.70% and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore U.S.A. present and future assets and is guaranteed by us and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc.

Our total long-term debt matures as follows:

(In A$ thousands)
12 months ending January 31,
2005	$—
2006	29,890

$29,890

Our operations have used cash flows in the three months ended April 30, 2004 and 2003 of A$4.0 million and A$6.4 million, respectively. During the three months ended April 30, 2004, net cash used in operating activities has decreased by comparison with the comparable prior year period, primarily due to the reduction in net loss incurred.

Net cash flows used in investing activities for the three months ended April 30, 2004 and 2003, were A$1.1 million and A$0.4 million respectively. In Australia, cash flows used in investing activities resulted primarily from capital expenditures related to the new store openings at Hoppers Crossing in Victoria and Marion in South Australia, payment of lease residuals for the acquisition of warehouse and store equipment and the acquisition of various items of plant and equipment. In the United States, cash flows used in investing activities resulted primarily from capital expenditures related to the new store situated in Wellington, Florida, the remodeling of the store situated at Kearny Mesa in San Diego, California and the acquisition of a vehicle and various items of equipment for stores and head office. During the comparable period in 2003, cash flows used in investing activities in Australia, resulted primarily from capital expenditures related to new store openings at Myaree in Western Australia and the acquisition of various items of plant and equipment. In the United States, cash flows used in investing activities resulted primarily from capital expenditures related to the remodeling of two stores.

In the U.S.A. we intend to move cautiously ahead into a growth mode, examining opportunities to open new stores, one of which was opened subsequent to April 30, 2004, in Wellington, near the Palm Beach area and another scheduled to open in Westlake Village, California in time for the July 4 holiday in the U.S.

In Australia, we are positioning ourselves for renewed growth and are planning to open new stores, two of which were opened as mentioned above, during the current quarter ended April 30, 2004, at Hoppers Crossing, Victoria and Marion, South Australia, respectively.

The cash flows used in operations and investing activities have been largely sourced from long term borrowings under the ANZ and Merrill Lynch Facilities.

At April 30, 2004 we had working capital of A$53.3 million, maintaining minimal amounts normally in cash and cash equivalents and relying instead on undrawn facilities under our borrowing arrangements with ANZ and Merrill Lynch.

We believe the ANZ and Merrill Lynch Facilities are sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

There are no legal or economic restrictions on the ability of our USA subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. We are subject to restrictions on the declaration or payment of dividends under the ANZ Facility as well as the Merrill Lynch Facility as defined above such that we are entitled to pay in any twelve month period, up to 33 1/3% of the net income in the immediately preceding twelve months.

Risk Factors

The following are certain factors that you should consider when evaluating our business, financial conditions and results of operations. However, these factors are not exclusive and you are urged to consider the statements made elsewhere herein and in our other publicly filed documents.

If we do not successfully implement our proposed store expansion program, we will not be able to attain the financial and operational goals that we and the investment community expect.

Our growth is partially dependent upon our ability to successfully expand our store base, particularly in the United States. This will embrace such factors as the identification of suitable markets and sites for new stores, negotiation of leases on acceptable terms, construction or renovation of sites, receipt of all necessary permits and governmental approvals therefor and, if necessary, the obtaining of additional financing for those sites. In addition, we must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of our growth. There can be no assurance that we would be able to locate suitable store sites or enter into suitable lease agreements. In addition, we cannot assure you that, as we open new stores in existing markets, these new stores will not have an adverse effect on comparable store sales at existing stores in these markets. Failure to open new stores on a timely basis, obtain acceptance in markets in which we currently have limited or no presence, attract qualified management and personnel or appropriately adjust operational systems and procedures, would adversely affect our future operating results.

As part of our growth strategy, we may also open stores in new markets where we will not initially benefit from knowledge of local market conditions, pre-existing retail brand name recognition or marketing, advertising, distribution and regional management efficiencies made possible by our store networks in existing markets. Expansion into new markets may present operating and marketing challenges that are different from those encountered in the past within our existing markets. Any store expansion program will attract an increase in store pre-opening costs and related capital expenditure. We cannot assure you that we will anticipate all the challenges and changing demands that our proposed store expansion program will impose on our management or operations and failure to adapt thereto, would adversely affect the implementation of our growth strategy.

Weakening economic conditions may have an adverse affect on our business and results of operation.

The success of our operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions were to deteriorate, consumer spending may decline, thereby adversely affecting our business and results of operations. These adverse affects may be exacerbated by the significant current regional concentration of our business in Australia and the Pacific West, Southwestern and East coast U.S. markets.

We face business, political and economic risk because we transact business outside of the United States.

Our headquarters, non-U.S. stores, exports and limited wholesale and manufacturing operations are located in Australia. We transact a large proportion of our business in Australia and obtain a significant portion of our merchandise, parts and raw materials from China, Taiwan, Indonesia, Thailand, Italy and other markets outside of the United States and Australia. There are risks inherent in doing business in international markets, including:

•	tariffs;

•	customs duties and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	political instability, expropriation, nationalization and other political risks;

•	foreign exchange controls, technology, export and import restrictions or prohibitions;

•	the difficulties of compliance with foreign laws and regulations;

•	delays from customs brokers or government agencies;

•	seasonal reductions in business activity;

•	subjection to multiple taxation regimes and potentially adverse tax consequences;

•	acts of terrorism;

•	actual or intended warfare; and

•	medical issues such as Severe Acute Respiratory Syndrome (“SARS”).

Any of these risks could materially adversely affect our business, operating results and financial condition.

We rely on a few significant vendors and suppliers who may discontinue selling to us at any time.

We purchase the majority of our merchandise and all of our raw materials from numerous vendors and suppliers and generally have no long-term purchase contracts with any vendor or supplier. During the twelve months ended January 31, 2004, approximately 48% of our merchandise purchases in such period were obtained from our ten largest vendors. We consider certain barbecue brands to be significant to our business, especially in the United States. No single vendor accounted for more than 5% of our merchandise purchases other than Grand Hall Enterprises Limited, Ever Prosperous (Far East) Limited and the Weber

group of companies which supplied us with approximately 11.1%, 10.7% and 6.0% respectively, of our merchandise purchases during the three months ended April 30, 2004. Our results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers.

Foreign currency fluctuations could adversely affect our results.

We prepare our consolidated financial statements in Australian dollars but a substantial portion of our revenues and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign currencies. Accordingly, we are subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which we transact our business. This currency imbalance has resulted in and may continue to result in, foreign currency transaction gains and losses. Our Australian operations generally hedge a major portion of their imports against exchange rate fluctuations with respect to the Australian dollar.

In our U.S. operations, however, we have not and currently do not actively hedge against exchange rate fluctuations, as the vast majority of the U.S. operations’ purchases are transacted in U.S. dollars, although we may elect to do so in the future. Changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross profit and net (loss), any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition. Such currency issues could thus affect the market price for our American Depository Shares (“ADSs”). Pursuant to a decision by the Board of Directors to initiate a regular dividend policy, the above exchange rate fluctuations would affect the conversion into U.S. dollars (for payment to holders of ADSs) by Morgan Guarantee Trust Company as the Depositary, if any cash dividends were paid in Australian dollars on the Ordinary Shares represented by the ADSs. Similarly, the above exchange rate fluctuations would also affect the conversion into Australian dollars (for payment to holders of ADSs) by the Depository, if any cash dividends were paid in U.S. dollars on the Ordinary Shares represented by the ADSs.

Intense competition in our market could prevent us from increasing or sustaining our revenues.

The market for barbecues and our other product offerings is highly competitive in both the United States and Australia. Our retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs, web sites and mail order companies. We compete for retail customers primarily based on our broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within our stores and on our web site. Many of our competitors have greater financial, marketing, distribution and other resources than we do and, particularly in the United States, may have greater name recognition than us. Furthermore, the lack of significant barriers to entry into our segment of the retail industry may also result in new competition in the future. If we fail to compete effectively, we may be unable to increase our market share or our market share may decline, which could adversely affect our revenues.

Changing merchandise trends, consumer demands or product quality could adversely affect our sales.

Our success depends on our ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. We believe we have benefited from a lifestyle trend towards consumers spending more quality time together in outdoor family gatherings and social activities. Any change in this trend could adversely affect consumer interest in our major product lines. Moreover, our products must appeal to a broad cross-section of consumers whose preferences (as to product features such as colors, styles, finishes and fuel types) cannot always be predicted with certainty and may change between sales seasons. If we misjudge either the market for our merchandise or our customers’ purchasing habits, we may experience a material decline in sales or be required to sell inventory at reduced margins. We could also suffer a loss of customer goodwill if our manufacturing sources or stores do not adhere to our quality control or service procedures or otherwise fail to ensure satisfactory quality of our products. These outcomes may have a material adverse effect on our business, operating results and financial condition.

Failure to maintain and upgrade core computer systems which operate and monitor all major aspects of our business could have a material adverse effect upon our business.

We rely on certain management information systems to obtain daily sales information from our stores and to operate and monitor all major aspects of our business.

Our Head Office Information Systems process all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. Each store has PC-based point-of-sale (“POS”) registers which manage all sales transactions and store based purchasing transactions. The store check out registers are networked to an In-Store Processor (“ISP”) located in the back office of each store. At the end of each day’s processing, the data from each register is consolidated onto the ISP which has an attached modem and which is polled daily to upload the data to the head office system. We rely upon our management information systems in operating and monitoring all major aspects of our business, including sales, gross profits, warehousing, distribution, purchasing, inventory control, financial accounting and human resources. Any disruption in the operation of our management information systems, or our failure to continue to upgrade, integrate or expend capital on such systems as our business expands, could have a material adverse effect upon our business, operating results and financial condition.

Failure to hire, train and retain competent managers and personnel could have a material adverse affect on our business.

The success of our operations depends on our ability to hire, train and retain competent managers and other personnel and to manage the systems and operational components of our growth. Failure to attract and retain qualified management and personnel or appropriately adjust operational systems and procedures, would adversely affect our future operating results.

Our success depends on several of our directors, senior management and employees, and they may not remain with us in the future.

Our success is largely dependent on the efforts and abilities of our directors, senior management and employees, particularly Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Product Management and Development in Australia and Director, Sydney Selati, Director and Chairman of Barbeques Galore, Inc., our U.S. operating subsidiary and Michael Varley, Head of Product Management and Development in the United States. These individuals have an average of 21 years of experience with us and have chief responsibility for the development of our current business and growth strategies. In September 2003, we appointed Michael Lindblad as Chief Executive Officer, responsible for all aspects of our U.S. retail operations, with all senior U.S. operating executives reporting directly to him. We do not have long-term employment contracts with any of our directors, senior management and employees. The loss of the services of these individuals or other key employees could have a material adverse effect on our business, operating results and financial condition.

If we fail to execute certain operational changes, our ability to implement our business strategies would be adversely affected.

We have identified a number of areas in our operations in which improvement would have a significant impact on our business strategies. In addition, when we expand into new regions, we may need additional warehouse capacity. We may in the future, need to secure further distribution centers, expand our current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such time. We cannot assure you as to whether or when we will be able to effect any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that we will not incur cost overruns or disruptions in our operations in connection therewith. Our failure to effect these and any other necessary operational changes on a timely basis would adversely affect our expense structure and, therefore, our business, financial condition and operating results.

Our revenues fluctuate from period to period and are subject to various factors including seasonality and weather.

Our business is subject to substantial seasonal variations which have caused and which we expect to continue to cause our quarterly results of operations to fluctuate significantly. Historically, we have realized a major portion of our net sales and a substantial portion of our net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, outdoor furniture and other backyard products. In anticipation of our peak selling seasons (late spring and early summer), we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, we regularly experience monthly losses. We believe this is the general pattern associated with our segment of the retail industry and expect that this pattern will continue in the future. Sales of any of our major product lines, however, (in particular home heaters), may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. Our quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. We have in the past experienced quarterly losses, particularly in our fiscal first quarter and expect to experience such losses in the future. Because of these fluctuations in operating results, our results of operations in any quarter are not necessarily indicative of the results that we may achieve for a full fiscal year or any future quarter. If for any reason our sales or gross profits during peak seasons or periods were substantially below expectations, our quarterly and annual results would be adversely affected.

We depend on third-party carriers to distribute our products.

We manufacture, or have manufactured for us, a substantial portion of the barbecues and home heaters that we sell in our stores. We distribute merchandise to our stores primarily from our distribution centers located at our headquarters in Australia, in Ontario, California and Charlotte, North Carolina. In distributing our merchandise, we rely upon third-party sea carriers to ship our manufactured products from Australia and China, to the United States and from China to Australia, as well as third-party surface freight carriers to transport all our merchandise from our distribution centers and warehouses to our stores. Accordingly, we are subject to numerous risks associated with the distribution of our merchandise, including:

•	mechanical risks;

•	labor stoppages or strikes;

•	inclement weather;

•	import regulation;

•	changes in fuel prices;

•	medical issues such as SARS; and

•	port closures for varying lengths of time due to acts of actual or threatened terrorism.

In addition, we believe that, while our distribution facilities are sufficient to meet our current needs, we may need another distribution center or larger facilities in the United States or Australia to support the further growth and expansion of stores. If our third-party carriers fail to distribute our products or our distribution facilities cannot support our needs, our sales will suffer and our results of operations will be adversely affected.

Our products and the personal use thereof are subject to certain government regulations which could influence product liability claims and impact the manner in which we distribute our products.

Many of our products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, our products and their personal use are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Such regulations have had, and can be expected to have, an increasing influence on product claims, manufacturing, contents, packaging and heater usage. We cannot assure you that certain jurisdictions in which we operate will not impose additional restrictions on the sale or use of our products. Such restrictions may negatively impact our sales and cause our business to suffer.

Failure of our franchisees and licensees to adhere to our standards could adversely affect customer loyalty and diminish our brand name and reputation.

As of April 30, 2004, there were 49 licensed stores in Australia and nine franchised stores in the United States, all of which are operated under the “Barbeques Galore” name by independent licensees or franchisees to whom we sell proprietary and other store products, and provide support services. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. The majority of the licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon 90 days’ notice. We monitor our licensed and franchised stores to assure their conformity to our standards and image and require the licensees and franchisees to comply with Barbeques Galore’s merchandising and advertising guidelines. Serious or protracted failures by licensees or franchisees to adhere to our standards could adversely affect customer loyalty and diminish our brand name or reputation for quality products and services and could require us to devote significant management attention and resources to enforcing our rights under such agreements. Conversely, if we fail to provide adequate support services or otherwise breach our contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue.

Product liability claims could materially adversely affect our customer relations and costs.

Failure of a product could give rise to product liability claims if customers, employees or third parties are injured or any of their property is damaged while using one or more of our products. Such injury could be caused, for example, by a gas valve malfunction, gas leak or an unanticipated flame-up resulting in injury to persons and/or property. In the event of such an occurrence, we could incur substantial litigation expense, receive adverse publicity, suffer a loss of sales or all or any of the foregoing. Even if such circumstances were beyond our control, our business, operating results and financial condition could be materially adversely affected. Although we maintain liability insurance in both Australia and the United States, we cannot assure you that such insurance will provide sufficient coverage in any particular case.

Our manufacturing operations are subject to government regulations.

Our barbecue and home heater manufacturing operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. Our distribution facilities are also subject to workplace safety and labor relations regulations. As a barbecue and barbecue accessories store, we sell lighter fluid, lighters, matches and similar products which may be considered flammable when in contact with open flame or activated. Our sale of certain products may result in technical violations of certain of our leases which prohibit the sale of flammable materials in or on the leased premises. Over our operating history, we have made our landlords aware that we sell these products. To-date, no landlord has terminated or threatened termination of any lease due to these sales. Violations of these regulations and restrictions could have a material adverse effect on our business, operating results or financial condition.

One of our former insurance providers has been placed into liquidation and the impact of this on our insurance coverage is unclear.

We placed a major portion of our insurance policies with HIH Casualty and General Insurance Limited (“HIH”) during the 12 months ended June 30, 2001 and earlier periods. HIH Insurance Limited and 17 of its subsidiaries (“HIH Group”) were placed into liquidation on August 27, 2001. We have replaced these insurance policies with other insurers and currently have two claims against us on foot in relation to the period during which we were covered by HIH, the outcome of which, in the opinion of management, is not likely to have a material adverse effect on our business, results of operations or financial condition. One of the aforementioned claims was the subject of a successful court appeal by the Company and is now still open to appeal by the opposing party. Furthermore, to the best of our knowledge and belief, we are unaware of any further material claims which may arise against us in relation to any events during the period we were covered by HIH. It is also unknown at this stage when and what amounts, if any, would be recoverable from the Liquidators of the HIH Group were such claims to arise.

Restrictions On Foreign Ownership; Antitakeover Restrictions

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer (the “Treasurer”) or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the “Takeovers Act”). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of our outstanding shares (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires our shares and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time if the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or our associate) acquires any further shares, including in the course of trading, shares acquired in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for us, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$50 million or (ii) any direct or indirect ownership interest in Australian urban real estate. In addition, the percentage of foreign ownership of Barbeques Galore would also be included in determining the foreign ownership of any Australian company or business in which we may choose to invest. Since we have no current plans for any such acquisitions and only own commercial property, any such approvals that we may be required to obtain as a foreign person under the Takeovers Act will not affect our current or planned future ownership or lease of property in Australia. However, there would be no material tax consequence to our shareholders (including holders of ADSs) resulting from our being deemed a foreign person under the Takeovers Act. If foreign persons or their associates were to own all of the ADSs then the level of foreign ownership of our equity securities would be approximately 67.2%. The level of foreign ownership could also increase in the future if existing Australian investors decide to sell their shares into the U.S. market or if we were to sell additional Ordinary Shares or ADSs in the future.

We have additionally provided that all stock options outstanding under our 1997 Share Option Plan (the “1997 Plan”) at such time as we are acquired by merger or asset sale pursuant to which such stock options are not assumed or replaced by the successor corporation shall become immediately exercisable for a period of one (1) year (or until the expiration of the stock option term, if earlier). There are 623,329 Ordinary Shares underlying stock options granted under our 1997 Plan, which, barring acceleration, became/will become exercisable as to 128,641 in three equal installments on January 7, 2003 and January 7, 2004, (none of which were exercised) and December 7, 2004, as to 84,686 in full at any time on or after July 1, 2002, (none of which have been exercised), as to 56,100 in full at any time on or after January 1, 2003, (none of which have been exercised), as to 118,352 in full at any time on or after July 1, 2002, (none of which have been exercised), as to 25,000 in full at any time on or after September 15, 2005, as to 184,550 in full at any time on or after July 1, 2004, as to 10,000 in full at any time on or after December 15, 2005 and as to 16,000 in full at any time on or after September 1, 2004, according to the terms of the 1997 Plan.

The Board of Directors pursuant to a meeting on March 10, 2004 granted options to a member of senior management and employees to purchase up to an aggregate of 16,000 Ordinary Shares at a price of US$5.10 per Ordinary Share under the 1997 Plan, exercisable in full at any time on or after September 1, 2004.

Such investment restrictions and dilutive acceleration events discussed above could have a material adverse effect on our ability to raise capital as needed and could make more difficult or render impossible, attempts by certain entities (especially foreign entities, in the case of the Takeovers Act), to acquire us, including attempts that might result in a premium over market price to holders of ADSs.

Our Constitution contains certain provisions that could impede any merger, consolidation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us. Provisions contained in the Constitution, among other things:

•	in effect divide the Board of Directors into three classes, which serve for staggered three-year terms;

•	provide that the shareholders may amend or repeal special resolutions, including changes to the Constitution and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meeting at which a quorum is present;

•	require extended notice (of up to 28 days) for special resolutions considered by the Board of Directors; and

•	authorize the Board of Directors, without any vote or action by our shareholders, to issue, out of our authorized and unissued capital shares, shares in different classes, or with special, preferred or deferred rights, which may relate to voting, dividend, return of capital or any other matter.

Although we currently have no plans to issue any preferred shares, the rights of the holders of Ordinary Shares or ADSs will be subject to, and may be adversely affected by, the rights of the holders of any preferred or senior shares that may be issued in the future. The issuance of any preferred or senior shares, and the other provisions of the Constitution referred to above, could have the effect of making it more difficult for a third-party to acquire control of us.

In certain circumstances, non-residents of Australia may be subject to Australian tax on capital gains made on the disposal of Ordinary Shares or ADSs. The rate of Australian tax on capital gains realized by non-residents of Australia is 30% for companies for the 2004 income year (which for most taxpayers is the year ending June 30, 2004). For individuals, the rate of tax increases from 29% to a maximum of 47%. However, if the Ordinary Shares or ADSs are held for 12 months or more, an individual should be entitled to an exemption of 50% of the otherwise taxable capital gain.

There are no legal or economic restrictions on the ability of our USA subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. We are subject to restrictions on the declaration or payment of dividends under the ANZ Facility as well as the Merrill Lynch Facility as defined on page 13, such that we are entitled to pay in any twelve month period, up to 33 1/3% of the net income in the immediately preceding twelve months.

ITEM 3. Quantitative and Qualitative Disclosures about Market Risk

Market risks relating to our operations result primarily from changes in interest rates and changes in foreign exchange rates.

Foreign Currency Market Risk

Our functional currency is the Australian dollar although we transact a portion of our business in foreign currencies and accordingly we have foreign currency exposure through our sales in the United States and purchases from overseas suppliers in U.S. dollars. We also have foreign currency exposure through our sales in the United Kingdom in Pounds sterling.

Our Australian operations generally hedge a major portion of their imports against exchange rate fluctuations with respect to the Australian dollar. In our U.S. operations, however, we have not and currently do not actively hedge against exchange rate fluctuations as the vast majority of the U.S. operations’ purchases are transacted in U.S. dollars, although we may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross profit and net (loss), any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition.

We utilize foreign currency forward contracts used as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable. The counterparties to the contracts are major financial institutions and the risk of loss to us in the event of non-performance by a counterparty, is not significant. The notional amount of foreign currency forward contracts and the weighted average rates, are as follows:

	January 31, 2004	April 30, 2004	January 31, 2004		April 30, 2004
	(weighted average rate)		(in A$ thousands)
Buy U.S. dollars Not later than one year	nil	0.7498	$	nil	$11,085

Sell Pounds sterling Not later than one year	0.4141	0.4141		$3,018	$2,790

Based upon the rates at April 30, 2004, the cost to buy/sell the equivalent U.S. dollars and Pounds sterling detailed above, was approximately A$11.5 million and A$2.8 million respectively. The fair value of foreign currency contracts as of April 30, 2004 is approximately A$377,000 surplus.

Interest Rate Risk

Because we have long-term debt under the facilities with ANZ and Merrill Lynch, we are exposed to changes in interest rates.

The ANZ facility includes bank bills which are generally taken out for periods varying from approximately 30 to 90 days and rolled over at the end of their respective terms. Overseas purchases are generally refinanced for periods varying up to 162 days. As of January 31, 2003 and April 30, 2004 the weighted average interest rates accruing on the bank bills utilized under the ANZ Facility were as follows:

	January 31, 2004	April 30, 2004	January 31, 2004	April 30, 2004
	(in A$ thousands)		(interest rate per annum)
Bank bills	$14,312	$22,240	6.2%	6.2%
Property loans	7,650	7,650	6.9% to 7.5%	6.9% to 7.5%

As of April 30, 2004 the Merrill Lynch facility comprises a revolving line of credit amounting to US$1.0 million. Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rate plus 2.70% and is payable monthly.

Our total long-term debt matures as follows:

(In A$ thousands)

12 months ending January 31,
2005	$—
2006	29,890

$29,890

The difference between the carrying value and fair value of long-term debt is not significant.

PART II

OTHER INFORMATION

ITEM 1. Legal Proceedings

There are no material legal proceedings pending against us. We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our business, results of operations or financial condition.

ITEM 2. Changes in Securities and Use of Proceeds

None.

ITEM 3. Defaults Upon Senior Securities

None.

ITEM 4. Submission of Matters to a Vote of Security Holders

None.

ITEM 5. Other Information

None.

ITEM 6. Exhibits and Current Reports on Form 6-K

(a) Exhibits

Exhibit Number
3.1	Memorandum and Articles of Association. (1)

4.1	Form of Specimen of American Depositary Receipt. (1)

4.2	Form of Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York, as Depositary, and holders from time to time of ADSs issued thereunder. (1)

(1)	Previously filed in the Registrant’s Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998, and incorporated herein by reference.

(b) We filed a quarterly report on Form 6-K on December 12, 2003 but filed no current reports on Form 6-K filed during the quarter ended April 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARBEQUES GALORE LIMITED

June 14, 2004
	By	/s/ ROBERT GAVSHON
Robert Gavshon
Deputy Chairman of the Board of Directors and General Counsel

EXHIBIT INDEX

Exhibit Number
3.1	Memorandum and Articles of Association. (1)

4.1	Form of Specimen of American Depositary Receipt. (1)

4.2	Form of Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York, as Depositary, and holders from time to time of ADSs issued thereunder. (1)

(1)	Previously filed in the Registrant’s Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998, and incorporated herein by reference.